FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 1 DATED APRIL 11, 2014

TO THE PROSPECTUS DATED FEBRUARY 6, 2014

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated February 6, 2014. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	A change to the conditions necessary to satisfy our minimum offering amount; and

•	Additional risk factors related to an investment in us.

Minimum Offering Amount

We have amended the conditions necessary to satisfy the minimum offering amount in this offering to provide that purchases of common stock by persons who are affiliated with us or our advisor will count toward satisfaction of the minimum offering amount of $2,000,000. Previously, only purchases by persons who are not affiliated with us or our advisor would count toward satisfaction of the minimum offering amount.

Risk Factors

Our advisor can influence when we satisfy the minimum offering amount for this offering and have access to any investor funds held in escrow.

Purchases of common stock by persons who are affiliated with us or our advisor will count toward satisfaction of the minimum offering amount of $2,000,000. As a result, our advisor can influence when we reach the minimum offering amount and have access to investors’ funds to make investments as described in this prospectus. Thus, if our advisor or its affiliates make an investment in us sufficient to reach the minimum offering amount, we may immediately use the funds raised from third-party investors in this offering (excluding funds received from investors in New York, Ohio, and Pennsylvania who are subject to a different minimum offering amount) to make investments. There is no assurance, however, that we will be successful in raising additional funds in this offering. If we are unsuccessful in raising additional funds, we may be unable to diversify our portfolio and our operating expenses as a percentage of our gross offering proceeds will be higher.

Purchases of common stock by persons affiliated with us or our advisor should not influence investment decisions of independent, unaffiliated investors.

Persons affiliated with us or our advisor may purchase shares of our common stock, and any such purchases will be included for purposes of determining whether the minimum of $2,000,000 of shares of common stock required to release funds from the escrow account has been sold. Any shares purchased by persons affiliated with us or our advisor will be purchased for investment purposes only. However, the investment decisions made by any such persons should not influence your decision to invest in shares of our common stock, and you should make your own independent investment decision concerning the risks and benefits of an investment in our common stock.